Exhibit 99.2

Execution Version

IHS Holding Limited 1 Cathedral Piazza 123 Victoria Street London, SW1E 5BP United Kingdom www.ihstowers.com

To:Standard Chartered Bank (the “Facility Agent”)

17 July 2026

Dear Sir or Madam

Amendment letter 1 relating to the Facility Agreement (as defined below)

1.	Introduction

1.1	We refer to the US$200,000,000 term credit facility agreement originally dated 19 June 2025, as amended from time to time, between, amongst others, Standard Chartered Bank as Arranger and Facility Agent and IHS Holding Limited (the “Company”) (the “Facility Agreement”).

1.2	Capitalised terms defined in the Facility Agreement shall have the same meaning when used herein unless expressly defined in this letter (the “Letter”).

1.3	In this Letter, “Effective Date” means the date upon which the Facility Agent has countersigned this Letter.

1.4	The provisions of clause 1.2 (Construction) and clause 1.3 (Third party rights) of the Facility Agreement apply to this Letter as though they were set out in full in this Letter with all necessary consequential changes; and with references in that clause to “this Agreement” being construed as references to this Letter.

2.	Consents and Amendments

2.1	By countersigning this letter, the Facility Agent confirms that the consent of all of the Lenders in accordance with clause 38 (Amendments and Waivers) of the Facility Agreement has been obtained to the Company implementing the amendments of the Facility Agreement referred to below and accordingly, on behalf of itself and each of the Lenders, agrees with effect on and from the Effective Date that the amendments to the Facility Agreement set out in Schedule 1 (Amendments) of this letter shall be deemed made.

3.	Miscellaneous

3.1	This Letter is a Finance Document.

3.2	From the Effective Date, the Facility Agreement and this Letter shall be read and construed as one document.
3.3	Except as otherwise provided in this Letter, the Finance Documents remain in full force and effect.
3.4	Except to the extent expressly waived in this Letter, no amendment or waiver of any provision of any Finance Document is given by the terms of this Letter and the Finance Parties expressly reserve all their rights and remedies in respect of any breach of, or other default under, the Finance Documents.

3.5	This Letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Letter.

Execution Version

IHS Holding Limited 1 Cathedral Piazza 123 Victoria Street London, SW1E 5BP United Kingdom www.ihstowers.com

4.	Governing law

4.1	This Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

4.2	Clause 34 (Notices), clause 39 (Confidential Information) and clause 43 (Enforcement) of the Facility Agreement shall apply to this Letter, mutatis mutandis, as if references in those provisions of the Facility Agreement to the Facility Agreement and Finance Document shall be construed as references to this Letter.

Execution Version

IHS Holding Limited 1 Cathedral Piazza 123 Victoria Street London, SW1E 5BP United Kingdom www.ihstowers.com

Please sign and return a copy of this Letter to confirm your acceptance and agreement to its terms and conditions.

Yours faithfully

/s/ Steve Howden
Name: Steve Howden
Title: EVP, CFO
For and on behalf of
IHS Holding Limited

/s/ Valdeep Singh
Name: Valdeep Singh
Title: Director
For and on behalf of
Standard Chartered Bank
as Facility Agent

[Rapid II – Signature page to Amendment Letter No 1 to the Facility Agreement]

SCHEDULE 1

AMENDMENTS

The Facility Agreement shall be amended as follows:

1.	A definition of “Amendment Letter No. 1” shall be added to clause 1.1 (Definitions) of the Facility Agreement, with the remaining definitions reordered alphabetically accordingly:

“Amendment Letter No. 1” means the amendment letter to this agreement dated [●] July 2026 between the Company and the Facility Agent.”

2.	A definition of “Effective Date No. 1” shall be added to clause 1.1 (Definitions) of the Facility Agreement, with the remaining definitions reordered alphabetically accordingly:

“Effective Date No. 1” has the meaning given to the term “Effective Date” in Amendment Letter No 1.”

3.	The definition of “Margin” in clause 1.1 (Definitions) of the Facility Agreement shall be deleted in its entirety and replaced with the following:

“Margin” means, in relation to any Loan, for each period set out in the table below, the percentage rate per annum set out opposite that period in the table below:

Relevant period for Margin calculation	Margin (% per annum)
From and including the Signing Date to and including 19 June 2026.	4.85%
From but excluding 19 June 2026 to and including the Effective Date No. 1.	5.85%
From but excluding the Effective Date No. 1 to and including 19 June 2027.	3.85%
From but excluding 19 June 2027 to and including the Termination Date.	4.35%

4.	A definition of “Margin Amendment Date” shall be added to clause 1.1 (Definitions) of the Facility Agreement, with the remaining definitions reordered alphabetically accordingly:

“Margin Amendment Date” means the date on which the Margin either increases or decreases in accordance with the definition of “Margin” above.

5.	The definition of “Margin Step-up Date” in clause 1.1 (Definitions) of the Facility Agreement shall be deleted in its entirety.

6.	Clause 9.4 (No Overrunning a Margin Step-up Date) of the Facility Agreement shall be deleted in its entirety and replaced with the following:

“Clause 9.4 (No Overrunning a Margin Amendment Date)

If an Interest Period would otherwise end after a Margin Amendment Date, it will be shortened so that it ends on such Margin Amendment Date.”